Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 20, 2012

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, June 20, 2012 at 4:30 p.m. ET, and at any adjournment thereof. The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report thereon;

2.	the fixing of the number of directors of the Corporation for the ensuing year at nine (9);

3.	the election of directors of the Corporation for the ensuing year;

4.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

5.	the amendments of the Stock Option Plan of the Corporation to increase the number of Common Shares reserved for issuance thereunder, to incorporate minor comments from the TSX to align the Stock Option Plan with TSX requirements and to clarify the amending sections of the Stock Option Plan; and

6.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated May 14, 2012 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, June 18, 2012 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on May 14, 2012 are entitled to receive notice of the Meeting.

DATED as of the 14th of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Dr. Bradley G. Thompson
(signed) Dr. Bradley G. Thompson President and Chief Executive Officer